February 26, 2015

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Odyssey Group International, Inc. Registration Statement on Form S-1 Filed December 8, 2014 File No. 333-200785

Dear Mr. Riedler:

We are counsel to Odyssey Group International, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 1 to the Registration Statement on Form S-1 filed (file No. 333-200785) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated January 6, 2015. Set forth below are each of the staff’s comments (in bold) to Amendment No. 1 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to Amendment No. 1 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

We note that the Company has changed the name of its first product from “stemFit Active” to “RegeneFit™.” The name change appears throughout Amendment No. 2.

Outside Front Cover Page of the Prospectus

1.	Please revise your disclosure to include the registrant’s name, in accordance with Item 501(b) of Regulation S-K.

We have revised the disclosure accordingly.

Securities and Exchange Commission

February 26, 2015

Risk Factors, page 3

2.	We note that your risk factors are substantially repetitive including:

•	the second and third risk factors on page 3;
•	the third risk factor on page 5 and the last risk factor on page 8; and
•	the last risk factor on page 7 and the second risk factor on page 9

Please revise your disclosure in the above referenced examples to provide one non-repetitive risk factor.

We have condensed these risk factors accordingly.

3.	We refer you to your risk factor entitled, “[w]e may have difficulty raising additional capital, which could deprive us of necessary resources,” on page 3. Please revise this risk factor heading and disclosure to discuss the potential risks to stockholders of successfully raising additional equity capital or borrowing additional funds.

We have revised this risk factor accordingly.

4.	We refer you to your risk factor entitled, “[t]he loss of suppliers or shortages in ingredients could harm our business,” on page 5. We note your disclosure with respect to licensing intellectual property rights, suppliers and sources of raw materials. Please expand your disclosure to describe such license agreements and the intellectual property rights referenced in this risk factor. In addition, please expand your disclosure in your “Description of Business,” page 15, to discuss key suppliers and sources and availability of raw materials.

We have revised the risk factor to provide that we the intellectual property consists of copyrights and trade secrets. We have also described the license agreements to which we refer.

We have expanded the disclosure in the “Description of the Business” section to describe our key suppliers, sources of raw materials and availability.

Securities and Exchange Commission

February 26, 2015

5.	We refer you to your risk factor entitled, “[i]f our intellectual property is not adequate to provide us with a competitive advantage….,” on page 5. We note that your disclosure states that generally your products are not subject to patents. Please revise this risk factor heading to communicate this lack of protection and eliminate the inference that your products come with proprietary rights that could be infringed.

We revised the risk factor to clarify that the Company’s intellectual property consists solely of copyright and trade secret protection, and have eliminated references to proprietary rights or infringement thereof.

6.	We refer you to your risk factor entitled, “[a]n increase in the price and shortage of supply of key raw materials could adversely affect our business,” on page 6. Please expand your disclosure to identify the key ingredients that could become subject to shortages.

We revised this risk factor to identify the key ingredients in the Company’s products.

7.	We refer you to your risk factor entitled, “[w]e may be forced to curtail or discontinue operations..,” on page 7. Please move this risk factor to follow the risk factor entitled, “[w]e may have difficulty raising additional capital, which could deprive us of necessary resources,” on page 3.

We have moved the risk factor as requested and have revised it to better reflect the risks involved.

8.	We refer you to your risk factor entitled, “[w]e may be unable to compete successfully against existing and future competitors, which could harm our margins and our business,” on page 7. Please expand your disclosure to identify the larger companies that you expect to complete with in order to sell your anticipated products.

We have revised our risk factor to identify the known primary competitors.

Cautionary Note Regarding Forward-Looking Statements, page 12

9.	We note that you are not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. Accordingly, please remove your reference on page 12 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as you are not eligible to rely on the safe harbors for forward looking statement provided therein. In addition, please make the corresponding change to Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18.

We have removed these references.

Securities and Exchange Commission

February 26, 2015

Market Price of and Dividends on Common Equity and Related Stockholder Matters Market Information, page 14

10.	We note your disclosure in the fourth paragraph under “Market Information” that there are 385,250,000 outstanding shares that may be sold under Rule 144. We also note under “Holders of Our Common Stock,” on page 14, that there are 114,750,000 shares outstanding as of November 30, 2014. Please revise your disclosure to eliminate this inconsistency and any other inconsistencies throughout the prospectus.

We have revised the disclosure and corrected the typographical error by replacing 385,250,000 with 114,750,000.

Description of Business

General Development of the Business, page 15

11.	We note that you disclosure states that you engage in the “discovery, development and commercialization of a broad range of health and wellness products to improve human health” and that you currently provide “athletic enhancement products to improve the human body’s function during athletic stress.” In view of the fact that you have had no sales to date, have only contracted with a manufacturer, and entered into a distribution agreement related to one product, please revise your disclosure to distinguish between your intentions and your actual operations. In addition, please refer to one product rather than a broad range of products when you describe your operations throughout the prospectus.

We revised our description of the business to distinguish between the Company’s actual operations and its intentions. We have eliminated the references to a “broad range of products” throughout the prospectus.

12.	We note that you refer to “our stemFit Active™.” Please clarify your disclosure to discuss whether you own or license the trademark. In addition, please expand your disclosure to include your intellectual property rights associated with this product.

We have revised the disclosure to reflect that the Company owns the formula for the product called “RegeneFit™,” formerly referred to as “stemFit Active.” The Company has applied for, but has not been granted, a federal trademark for such name, which is protected solely as a trade secret.

Securities and Exchange Commission

February 26, 2015

13.	Please briefly describe the material terms of your distribution agreement with Well-med Global LLC, including the subject matter of the agreement, whether the agreement is exclusive, material payment obligations under the agreement, duration of the agreement, where the distributor will sell the products, and any material termination provisions.

We have revised the disclosure to include a description of the material terms of the distribution agreement with Well-med.

Our Business Model, page 15 and 16

14.	We note on the second line of your disclosure on page 16, that “[b]ecause third party manufacturers are numerous, we will not be dependent on any third party manufacturer.” Please reconcile any inconsistencies with your statement in the third paragraph on page 17, that “[m]any manufacturers have the infrastructure to manufacture stemFit Active™ but have not acquired the license or authorization to manufacture stemFit Active™.”

We revised the referenced paragraph on page 17 to reflect that there are many capable manufacturers and that the Company does not anticipate being dependent upon any one manufacturer.

15.	Please expand your disclosure on the top of page 16 to further describe the principal method of competition.

We have described the principal factors that we believe is the basis of competition or the Company’s products.

Our Growth Strategy, page 16

16.	We refer you to your disclosure regarding increasing revenues from existing stemFit Active™ customers. In view of the fact that you do not currently have revenues please revise your disclosure to refer to generating revenue rather than increasing revenue. In addition, please refrain from referring to existing customers.

We have revised he disclosure accordingly.

Securities and Exchange Commission

February 26, 2015

About stemFit Active™, page 16

17.	Please define the term “super foods.”

We have added the definition of “super foods” to the disclosure.

18.	We note that you include references to “clinical studies.” Please revise your disclosure to clarify the specific scientific findings you are referring to and describe the clinical studies including, the method by which such studies were conducted, the number of subject studied, the primary goals of the study, and the specific results of the study. In the alternative, please remove statements implying a clinical basis for your conclusions.

We added a footnote with the reference of the clinical study, which is: See Kaats, Michalek, Preuss, et. al., “Nutrition Journal,” April 14, 2011, Clinical Trial NCT01114685. We have added to the disclosure a description of the clinical study, the number of subjects, the primary goals, etc.

Competition, page 17

19.	We refer you to the second paragraph of this section. Please briefly describe the material terms of any purchase agreement, including the subject matter of the agreement, whether the agreement is exclusive, material payment obligations under the agreement, the duration of the agreement, and any material termination provisions.

We have added a description of the agreement to the disclosure.

20.	We refer you to the third paragraph of this section. Please identify all licensors and licensees of the stemFit Active™ product and specifically identify any manufacturers who hold the license and how the license was acquired.

We have revised this paragraph to identify the sole licensee and sole manufacturer of RegeneFit™.

Securities and Exchange Commission

February 26, 2015

Government Regulation, page 17

21.	Please expand your disclosure to discuss how you would be regulated by FDA.

We have revised the disclosure to discuss the regulations imposed upon or related to the Company’s products and the possible effects thereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 18

22.	Please expand your disclosure to provide a more detailed explanation of how you may adjust your current business plan.

We have added disclosure regarding the changes to the business plan that would be caused by a lack of additional capital.

23.	Please tell us the fair value of the shares issued to your Director, Secretary and the Secretary’s family and the fair value of the shares at the commitment date of the note payable and how you determined these amounts. Please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

At the date of issuance, March 2014, the fair value of the shares was declared to be $0.01 per share, which was the same price at which shares were offered and sold to unaffiliated third parties from April to July 2014. Additionally, the promissory note to Vivakor, Inc. was entered into on April 1, 2014 and the conversion price was determined to be the fair market value as of such date.

Since the date of such issuances, the Company has made substantial progress in the implementation of its business plan, including the launch of one product, the engagement of a distributor and manufacturer, and the development of a second product. While the Company believes that the estimated price of the public offering is reasonable, the price is arbitrary and is not based upon the Company’s assets, earnings, book value or any other objective criterion of value.

Liquidity and Capital Resources, page 19.

24.	We note that you have entered into a loan agreement with Vivakor, Inc. Please provide a detailed explanation of the note and file the note as an exhibit, in accordance with Item 601 of Regulation S-K.

We have described the promissory note to Vivakor, Inc. under “Liquidity and Capital Resources” and have added the note as Exhibit 10.4.

Securities and Exchange Commission

February 26, 2015

Management

Executive Officers and Directors, page 20

25.	Please revise your disclosure to describe the business experience of each director an executive officer, in accordance with Item 401(e) of Regulation S-K.

We have revised the disclosure associated with each director and executive officer to include the items required by Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 21

26.	We note Mr. Wiltz, a director of the registrant, is listed as receiving $2,000 under the caption “Salary.” We also note your disclosure listed under “Compensation of Directors” page 22, that directors do not receive any cash compensation. Please clarify to resolve any inconsistencies in your disclosure.

We have revised the disclosure to reflect that directors receive annual cash compensation.

27.	We refer you to footnote number 1 to the Summary Compensation Table, on page 21. Please revise your disclosure to include the method used to determine the number of shares of stock issued to employees in lieu of a cash salary.

We have revised footnote 1 to reflect that the number of shares of common stock issued in lieu of salary will be determined by the fair market value of the common stock on the date any employee elects to receive stock.

Security Ownership of Certain Beneficial Owners and Management

28.	Please revise your disclosure to provide a footnote identifying the beneficial owners of the shares held of record by Eco Scientific, Market Group International, Adwin, LLC and Regal Growth, LLC. The disclosure shall include the natural person(s) who hold or share investment and voting control of the shares.

We have revised the table to disclose the beneficial owners of the shareholders.

Securities and Exchange Commission

February 26, 2015

Certain Relationships and Related Party Transactions

Related Party Transactions, page 24

29.	Please disclose the identity of the related person to each of the transactions listed.

We have identified the related person to each of the transactions.

30.	Please disclose which products relate to the health and wellness formula acquired from EcoScientific, Inc. and please file any written agreement as an exhibit.

We revised our disclosures relating to the health and wellness formula acquired and filed the written agreement as an exhibit accordingly.

Description of Capital Stock, page 24

31.	Please disclose the matters for stockholder approval that require a majority vote of stockholders. In addition, please disclose all matters that would require a supermajority of stockholders to take action and the percentage required for each such action, in accordance with Item 202 of Regulation S-K.

We revised our disclosure of “Voting Rights” accordingly.

Selling Stockholders, page 26

32.	Please revise your disclosure and table of selling stockholders to clearly state the amount of securities owned by each selling stockholder prior to the offering, the number of shares to be offered by each selling stockholder, and the amount of securities to be owned by each selling stockholder after completion of the offering, as required by Item 507 of Regulation S-K.

We have revised the table to include all information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

February 26, 2015

Notes to Financial Statements, page F-7

33.	You disclose on page 15 that you have paid a third party to manufacture your product called stemFit Active™. Please clarify if this agreement is separate from the distribution agreement with Well-med Global. Please disclose the terms of this manufacturing agreement including, when you entered into the agreement, the payments made and any related inventory amounts resulting from the agreement for the period presented.

We have included the revised disclosures in the Description of the Business section to describe the terms of the manufacturing agreement.

Related Party Transactions and Balances, page F-7

34.	You disclose that you issued 25,000,000 shares of common stock to EcoScientific, Inc. to acquire its interest in the formula yet your Statement of Stockholders’ Equity on page F-5 states that you issue a total of 100,000,000 shares of common stock to acquire right to a formula. Please revise your disclosure to explain to whom the remaining 75,000,000 shares were issued and how you determined that recognition of an intangible asset was not required.

We have included revised disclosures in the section titled “Security Ownership of Certain Beneficial Owners and Management” to disclose the recipients of the other 75,000,000 shares.

Note Payable, page F-7

35.	Please provide us with an analysis on how you determined that the debt conversion price of $.01 per share did not result in a beneficial conversion feature.

Pursuant to FASB ASC Subtopics 470-20-25-10 through 25-12, we understand that debt instruments convertible into common stock of the issuer at the holder’s option, at a specified price, which are sold at a price (or have a value at issuance) which is not significantly in excess of the face amount do not have a beneficial conversion feature. We believe the relevant convertible note payable meets the foregoing description in all respects and therefore did not result in a beneficial conversion feature.

Securities and Exchange Commission

February 26, 2015

To be considered having a beneficial conversion feature, the host instrument (in this case, the note payable) must meet all three of the following criteria: (1) it must bear an interest rate lower than the issuer could establish for nonconvertible debt, (2): the conversion price must exceed the fair value of the common stock at time of issuance (in this case, the $0.01 conversion price selected was equal to the arm’s length per share price paid for all shares purchased to date for cash by unrelated investors), and (3) the conversion price may not decrease (except under an antidilution provision). The subject instrument clearly does not meet all three of these requirements. Consequently, we concluded that there is no beneficial conversion feature, and as per FASB ASC Subtopic 470-20-25-12 “[n]o portion of the proceeds from the issuance of the types of convertible debt instruments described in the preceding two paragraphs shall be accounted for as attributable to the conversion feature.”

We have revised Note 4 to the Company’s financial statements to clarify this point.

Exhibits

36.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We have submitted the following additional exhibits for the Commission’s review:

•	Promissory Note with Vivakor, Inc.;
•	Contribution Agreement with Market Group International, Inc., EcoScientific, Inc., Adwin, Inc., and Regal Growth, LLC;
•	Manufacturing Agreement with Ubiquity International, LLC.

Securities and Exchange Commission

February 26, 2015

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 2.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson